Exhibit 8.1

LIST OF SUBSIDIARIES

OF

INNEOVA HOLDINGS LIMITED

Name	Jurisdiction

INNEOVA Group Limited	British Virgin Islands
INNEOVA Industrial Pte. Ltd.	Singapore
INNEOVA Automotive Pte. Ltd.	Singapore
INNEOVA Engineering Pte. Ltd.	Singapore
Autozone Automotive Pte. Ltd.	Singapore
INNEOVA Malaysia Sdn. Bhd.	Malaysia